                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                         HALO TECHNOLOGY HOLDINGS, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    40637E106
                                 (CUSIP Number)

                                January 31, 2005
             (Date of Event Which Requires Filing of this Statement)

|_|   Rule 13d-1(b)
|X|   Rule 13d-1(c)
|_|   Rule 13d-1(d)

                                  SCHEDULE 13G

CUSIP No. 40637E106                                                       Page 2

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Asset Managers International Ltd
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          107,782
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            107,782
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     107,782
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No. 40637E106                                                       Page 3

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     AFC Holdings Ltd
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
--------------------------------------------------------------------------------
               5.   SOLE VOTING POWER

  NUMBER OF         0
               -----------------------------------------------------------------
   SHARES      6.   SHARED VOTING POWER

BENEFICIALLY        107,782, all of which are held by Asset Managers
                    International Ltd ("AMI"), which is wholly owned by AFC
  OWNED BY          Holdings Ltd ("AFC").
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            107,782, all of which are held by AMI, which is wholly
                    owned by AFC.
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     107,782
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No. 40637E106                                                       Page 4

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Pentagon Special Purpose Fund, Ltd.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
--------------------------------------------------------------------------------
               5.   SOLE VOTING POWER

  NUMBER OF         0
               -----------------------------------------------------------------
   SHARES      6.   SHARED VOTING POWER

BENEFICIALLY        107,782, all of which are held by AMI. AMI is wholly owned by AFC. Winchester Global Trust Company Limited ("WGTC")
  OWNED BY          owns the only voting stock in AFC, and the rest of the
                    equity in AFC is owned by Pentagon Special Purpose Fund,
    EACH            Ltd. ("PSPF").
               -----------------------------------------------------------------
  REPORTING    7.   SOLE DISPOSITIVE POWER

   PERSON           0
               -----------------------------------------------------------------
    WITH       8.   SHARED DISPOSITIVE POWER

                    107,782, all of which are held by AMI. AMI is wholly owned by AFC. WGTC owns the only voting stock in AFC, and the rest of the equity in AFC is owned by PSPF.
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     107,782
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No. 40637E106                                                       Page 5

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Winchester Global Trust Company Limited
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Bermuda
--------------------------------------------------------------------------------
               5.   SOLE VOTING POWER

  NUMBER OF         0
               -----------------------------------------------------------------
   SHARES      6.   SHARED VOTING POWER

BENEFICIALLY        107,782, all of which are held by AMI. AMI is wholly owned by AFC. WGTC owns the only voting stock in AFC, and the rest
  OWNED BY          of the equity in AFC is owned by PSPF.
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH 107,782, all of which are held by AMI. AMI is wholly owned by AFC. WGTC owns the only voting stock in AFC, and the rest of the equity in AFC is owned by PSPF.
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     107,782
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No. 40637E106                                                       Page 6

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Olympia Capital (Ireland) Limited
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Republic of Ireland
--------------------------------------------------------------------------------
               5.   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
               6.   SHARED VOTING POWER
BENEFICIALLY
                    107,782, all of which are held by AMI, which is controlled
  OWNED BY          by Olympia Capital (Ireland) Limited ("OCI").
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            107,782, all of which are held by AMI, which is controlled by OCI.
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     107,782
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No. 40637E106                                                       Page 7

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Pentagon Capital Management Plc
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     England and Wales
--------------------------------------------------------------------------------
               5.   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
               6.   SHARED VOTING POWER
BENEFICIALLY
                    107,782, all of which are held by AMI. Pentagon Capital
  OWNED BY Management Plc ("PCM") is an investment adviser which controls the investments of AMI.
    EACH       -----------------------------------------------------------------
               7.   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               8.   SHARED DISPOSITIVE POWER
    WITH
                    107,782, all of which are held by AMI. PCM is an
                    investment adviser which controls the investments of AMI.
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     107,782
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IA
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No. 40637E106                                                       Page 8

Item 1. Issuer.

      (a) The name of the issuer is Halo Technology Holdings, Inc. (the
"Issuer").

      (b) The address of the Issuer's principal executive office is 200 Railroad Avenue, Greenwich, Connecticut, 06830

Item 2. Reporting Person and Security.

      (a) Asset Managers International Ltd ("AMI"), AFC Holdings Ltd ("AFC") and Pentagon Special Purpose Fund, Ltd. ("PSPF") are each international business companies incorporated under the laws of the British Virgin Islands. Pentagon Capital Management Plc ("PCM") is a company incorporated and registered in England and Wales with company number 03657659. Olympia Capital (Ireland) Limited ("OCI") is a corporation organized under the laws of the Republic of Ireland. Winchester Global Trust Company Limited ("WGTC") is incorporated under the laws of Bermuda. AMI is wholly owned by AFC and is controlled by OCI. WGTC owns the only voting stock in AFC, and the rest of the equity in AFC is owned by PSPF. PCM is an investment adviser that controls the investments of AMI. AMI, AFC, PSPF, WGTC, OCI and PCM are referred to herein as the "Reporting Persons."

      (b) The business address for each of the Reporting Persons is 88 Baker Street, London, England W1U 6TQ, except for OCI whose business address is Harcourt Center, 6th Floor, Block 3, Harcourt Road, Dublin 2, Ireland. The registered office for each of AMI, AFC and PSPF is at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands. The registered office for PCM is at 88 Baker Street, London, England W1U 6TQ. The registered office for OCI is Harcourt Center, 6th Floor, Block 3, Harcourt Road, Dublin 2, Ireland. The registered office for WGTC is Columbia House, 32 Reid Street, Hamilton, Bermuda HM11.

      (c) Each of AMI, AFC and PSPF was incorporated under the laws of the British Virgin Islands. OCI was incorporated under the laws of the Republic of Ireland. PCM was incorporated under the laws of England and Wales. WGTC was incorporated under the laws of Bermuda.

      (d) The title of the class of securities to which this statement relates is the common stock of the Issuer, par value $0.00001 per share (the "Common Stock").

      (e) The CUSIP number is 40637E106.

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

      (a) |_| Broker or dealer registered under Section 15 of the Act (15 U.S.C.
78o).

      (b) |_| Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

                                  SCHEDULE 13G

CUSIP No. 40637E106                                                       Page 9

      (c) |_| Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

      (d) |_| Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e) |_| An investment adviser in accordance with ss. 240.13d-1(b)(1)(ii)
(E).

      (f) |_| An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F).

      (g) |_| A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G).

      (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

      (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

      (j) |_| Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

      Not Applicable.

Item 4. Ownership.

                                  SCHEDULE 13G

CUSIP No. 40637E106                                                      Page 10

      The right to vote and the right to dispose of shares beneficially owned by AMI described in this Item 4 are shared among all of the Reporting Persons.

      As of January 31, 2005, the Reporting Persons owned the following securities of the Issuer: AMI owned warrants to purchase 292,336 shares of Common Stock. The documentation governing the terms of the warrants contains provisions prohibiting any exercise of the warrants that would result in the Reporting Persons owning beneficially more than 9.99% of the outstanding shares of Common Stock as determined under Section 13(d) of the Securities Exchange Act of 1934.

      Assuming that the Issuer had 971,115 shares outstanding on January 31, 2005, which is the number reported by the Issuer as outstanding as of November 11, 2004 in its Quarterly Report on Form 10-QSB filed on November 15, 2004, adjusted for a 100 for 1 reverse stock split effective November 18, 2004, the individual Reporting Persons had, on January 31, 2005, beneficial ownership of the 107,782 shares of Common Stock which represented 9.99% of the Common Stock outstanding.

      As of December 31, 2005, the Reporting Persons owned the following securities of the Issuer: AMI owned warrants to purchase 1,042,336 shares of Common Stock and 1,000,000 shares of Series C Preferred Stock ("Series C Shares") issued by the Issuer which are convertible into Common Stock. The documentation governing the terms of the warrants and the Series C Shares contains provisions prohibiting any exercise of the warrants or conversion of Series C Shares that would result in the Reporting Persons owning beneficially more than 9.99% of the outstanding shares of Common Stock as determined under
Section 13(d) of the Securities Exchange Act of 1934.

      Assuming that the Issuer had 3,539,730 shares outstanding on December 31, 2005, which is the number reported by the Issuer as outstanding as of November 11, 2005 in its Quarterly Report on Form 10-QSB filed on November 14, 2005, the individual Reporting Persons had, on December 31, 2005, beneficial ownership of 392,866 shares of Common Stock which represented 9.99% of the Common Stock outstanding.

      As of June 23, 2006, the Reporting Persons owned the following securities of the Issuer: AMI owned warrants to purchase 1,042,336 shares of Common Stock and 1,000,000 shares of Common Stock from a conversion of the Series C Shares. The documentation governing the terms of the warrants contains provisions prohibiting any exercise of the warrants that would result in the Reporting Persons owning beneficially more than 9.99% of the outstanding shares of Common Stock as determined under Section 13(d) of the Securities Exchange Act of 1934.

      Assuming that the Issuer had 22,422,999 shares outstanding on June 23, 2006, which is the number provided by the Issuer to the Reporting Persons, the individual Reporting Persons had, on June 23, 2006, beneficial ownership of 2,042,336 shares of Common Stock which represented 8.70% of the Common Stock outstanding.

      The following table summarizes the information in this Item 4 by providing the Reporting Person's beneficial ownership of the numbers of shares of Common Stock which represented the following percentages of Common Stock outstanding as of the date indicated:

Date                     Shares Owned     Percentage
-----------------        ------------     ----------
January 31, 2005             107,782         9.99%
December 31, 2005            392,866         9.99%
June 23, 2006              2,042,336         8.70%


Item 5. Ownership of Five Percent or Less of a Class.

      If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [__]

      Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

      Not Applicable.

Item 8. Identification and Classification of Members of the Group.

      Not Applicable.

Item 9. Notice of Dissolution of Group.

      Not Applicable.

Item 10. Certifications.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SCHEDULE 13G

CUSIP No. 40637E106                                                      Page 11

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 8, 2006                     ASSET MANAGERS INTERNATIONAL LTD

                                             By:  /s/ William F. Maycock
                                                  ------------------------------
                                                  Its: Director


                                             AFC HOLDINGS LTD

                                             By:  /s/ William F. Maycock
                                                  ------------------------------
Dated: September 8, 2006                          Its: Director


                                             PENTAGON SPECIAL PURPOSE FUND, LTD.

                                             By:  /s/ William F. Maycock
                                                  ------------------------------
Dated: September 8, 2006                          Its: Director


                                             WINCHESTER GLOBAL TRUST COMPANY
                                             LIMITED

                                             By:  /s/ Peter D. Liabotis
                                                  ------------------------------
Dated: September 8, 2006                          Its: Vice-President


                                             OLYMPIA CAPITAL (IRELAND) LIMITED

                                             By:  /s/ Andrew Bennett
                                                  ------------------------------
Dated: September 8, 2006                          Its: Authorized Signatory


                                             PENTAGON CAPITAL MANAGEMENT PLC

                                             By:  /s/ Lewis Chester
                                                  ------------------------------
Dated: September 8, 2006                          Its: Authorized Signatory

                                  SCHEDULE 13G

CUSIP No. 40637E106                                                      Page 12

                                  EXHIBIT INDEX

Exhibit A        Agreement of Joint Filing

                                  SCHEDULE 13G

CUSIP No. 40637E106                                                      Page 13

                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING

      The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Securities Exchange Act of 1934 a report on Schedule 13G, containing the information required by Schedule 13G, for shares of the common stock of Halo Technology Holdings, Inc. beneficially owned by Asset Managers International Ltd, AFC Holdings Ltd, Pentagon Special Purpose Fund, Ltd., Winchester Global Trust Company Limited, Olympia Capital (Ireland) Limited and Pentagon Capital Management Plc and such other holdings as may be reported therein.

ASSET MANAGERS INTERNATIONAL LTD

By:  /s/ William F. Maycock
     -------------------------------
     Its: Director


AFC HOLDINGS LTD

By:  /s/ William F. Maycock
     -------------------------------
     Its: Director


PENTAGON SPECIAL PURPOSE FUND, LTD.

By:  /s/ William F. Maycock
     -------------------------------
     Its: Director


WINCHESTER GLOBAL TRUST COMPANY LIMITED

By:  /s/ Peter D. Liabotis
     -------------------------------
     Its: Vice President


OLYMPIA CAPITAL (IRELAND) LIMITED

By:  /s/ Andrew Bennett
     -------------------------------
     Its: Authorized Signatory


PENTAGON CAPITAL MANAGEMENT PLC

By:  /s/ Lewis Chester
     -------------------------------
     Its: Authorized Signatory